BlackRock Advisors, LLC
 SpiderRock Advisors, LLC
 BlackRock Mexico Operadora, S.A. de C.V., Sociedad Operador
 BlackRock Fund Advisors
 BlackRock Institutional Trust Company, National Association
 BlackRock Financial Management, Inc.
 BlackRock Japan Co., Ltd.



*Entity beneficially owns 5% or greater of the outstanding shares of the security class being reported on this
Schedule 13G.